SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                               SCHEDULE 14D-1
                              Amendment No. 3
                           Tender Offer Statement
    Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934

                                    and

                                SCHEDULE 13D
                              Amendment No. 3
                 Under the Securities Exchange Act of 1934
                              ---------------

                         Varsity Spirit Corporation
                         (Name of Subject Company)

                            Riddell Sports Inc.
                          Cheer Acquisition Corp.
                                 (Bidders)
                              ---------------

                   Common Stock, par value $.01 per share
                       (Title of Class of Securities)
                              ---------------

                                922294 10 3
                   (CUSIP Number of Class of Securities)
                              ---------------

                             Lisa Marroni, Esq.
                              General Counsel
                            Riddell Sports Inc.
                              900 Third Avenue
                          New York, New York 10022
                               (212) 826-4300

                                  Copy to:
                           Sheldon S. Adler, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                              919 Third Avenue
                          New York, New York 10022
                               (212) 735-3000
        (Name, Address and Telephone Number of Person authorized to
          Receive Notices and Communications on Behalf of Bidder)



               Riddell Sports Inc., a Delaware corporation ("Parent"), and Cheer Acquisition Corp., a wholly owned subsidiary of Parent and a Tennessee corporation (the "Purchaser"), hereby amend and supplement (i) their Tender Offer Statement on Schedule 14D-1 ("Schedule 14D-1"), filed with the Securities and Exchange Commission (the "Commission") on May 12, 1997 with respect to the Purchaser's offer to purchase all outstanding shares of common stock, par value $.01 per share (the "Shares"), of Varsity Spirit Corporation, a Tennessee corporation (the "Company"), at a price of $18.90 per Share, net to the seller in cash, without interest thereon and
(ii) their Statement on Schedule 13D filed with the Commission on May 12,
1997.

               Unless otherwise indicated herein, each capitalized term used but not defined herein shall have the meaning ascribed to such term in the Schedule 14D-1 or in the Offer to Purchase referred to therein.

Item 4.  Source and Amount of Funds or Other Consideration.

               The information set forth in Item 4(a)-(b) the Schedule 14D-1 is hereby amended and supplemented by the following information:

               Parent entered into a definitive Purchase Agreement on Friday, June 13, 1997, with respect to the Rule 144A private placement financing to be used to fund the purchase of Company Shares in the Offer. Pursuant to the Purchase Agreement, the sale by Parent of $115 million of its 10 1/2% Senior Notes due 2007 (the "Senior Notes") is presently scheduled to close on Thursday, June 19, 1997. In addition, Parent intends to enter into a Credit Agreement among Parent, as Borrower, the Subsidiaries of Parent, as Guarantors, the Lenders identified therein, NBD Bank, as Administrative Agent, and NationsBank, N.A., as Documentation Agent (the "Credit Agreement"), providing Parent with a revolving line of credit as described in the Offer to Purchase.

               Copies of the forms of Indenture with respect to the Senior Notes and the Credit Agreement are attached hereto as Exhibits (b)(4) and
(b)(5) and are incorporated herein by reference.

Item 11.  Material to be Filed as Exhibits.

         (b)(4) Form of Indenture by and among Parent, the Guarantors named therein and Marine Midland Bank, as Trustee.

         (b)(5) Form of Credit Agreement among Parent, as Borrower, the Subsidiaries of Parent, as Guarantors, the Lenders identified therein, NBD Bank, as Administrative Agent, and NationsBank, N.A., as Documentation Agent.



                                 SIGNATURE

               After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 18, 1997                   CHEER ACQUISITION CORP.


                                      By: /s/ David Groelinger
                                      Name:  David Groelinger
                                      Title: Vice President



                                 SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  June 18, 1997                  RIDDELL SPORTS INC.


                                      By: /s/ David Groelinger
                                      Name:  David Groelinger
                                      Title: Chief Financial Officer



                             INDEX TO EXHIBITS


Exhibit
Number            Exhibit

(b)(4) Form of Indenture by and among Parent, the Guarantors named therein and Marine Midland Bank, as Trustee.

(b)(5) Form of Credit Agreement among Parent, as Borrower, the Subsidiaries of Parent, as Guarantors, the Lenders identified therein, NBD Bank, as Administrative Agent, and NationsBank, N.A., as Documentation Agent.